HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

HANNY
VISIONS AHEAD

082-03638

1 February 2008

BY AIRMAIL

[redacted]

08000893

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

Dear Sirs,

HANNY HOLDINGS LIMITED (the "Company")
- ISIN US 41068T2087

We have enclosed herewith a copy of the announcement of the Company dated 31 January 2008 (in English and in Chinese) in relation to clarification with respect to the interim report of the Company for the six months ended 30 September 2007 for your filing under ISIN US 41068T2087.

Thank you for your kind attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Samantha Fung
Company Secretarial Department

PROCESSED
FEB 27 2008
THOMSON
FINANCIAL

Encls.

dlw 2/26

香港中環夏慤道12號美國銀行中心31樓
31/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong
Tel: (852) 3151-0300 Fax: (852) 2372-0620 (Company Secretarial) / 2803-5574 (Accounts)
O:\Hanny 2008\HY-1 HHL\003 SEHK Enquiry\007-Letter to Office of International Corporate Finance.doc

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

CLARIFICATION ANNOUNCEMENT

The Board wishes to make clarification with respect to the Interim Report of the Company for the six months ended 30 September 2007.

The Board of Directors (the "**Board**") of Hanny Holdings Limited (the "**Company**") noted that certain descriptive information relating to the bonus issue of the Company was mistakenly stated in the interim report (the "**Interim Report**") on the unaudited consolidated results of the Company and its subsidiaries (collectively, the "**Group**") for the six months ended 30 September 2007, details of which require the following clarification and amendment.

As disclosed on page 13 of the Interim Report of the Company, a bonus issue was made to the shareholders on the basis of one bonus share for every five existing issued shares held on 10 September 2007. The second paragraph of note (b) to note 23 headed "Share Capital" to the condensed consolidated financial statements of the Group on page 50 of the Interim Report should be replaced by the following:

"On 10 September 2007, the Company announced that a bonus issue of 667,624,586 new shares were issued to the shareholders whose names appeared on the register of shareholders of the Company on 10 September 2007 by way of capitalisation of the share premium account on the basis of one bonus share for every five existing issued shares held by the shareholders on 10 September 2007."

Save as disclosed above, the Company confirms that all the information and figures as contained in the Interim Report are correct in all material aspects.

The aforesaid error was inadvertently made and the Company apologises for any inconvenience which may have caused by the aforesaid error.

As at the date of this announcement, the Board comprises:-

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard
(Deputy Managing Director)

Independent Non-executive Directors:

Mr. Kwok Ka Lap, Alva
Mr. Poon Kwok Hing, Albert
Mr. Sin Chi Fai

By Order of the Board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 31 January 2008

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

錦興集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：275）

澄清公佈

董事會就本公司截至二零零七年九月三十日止六個月之中期報告作出澄清。

錦興集團有限公司（「**本公司**」）董事會（「**董事會**」）得悉若干有關本公司發行紅股之描述，於本公司及其附屬公司（統稱爲「**本集團**」）截至二零零七年九月三十日止六個月之未經審核綜合業績中期報告（「**中期報告**」）內有誤，有關詳情需要作出以下澄清及修訂。

誠如本公司中期報告第 13 頁所披露，發行紅股按基準爲於二零零七年九月十日每持有五股現有已發行股份之股東獲發一股紅股股份。 中期報告第 50 頁本集團簡明綜合財務報表附註 23「股本」之附註(b)第二段將被下文取代:-

「於二零零七年九月十日，本公司宣佈發行紅股，透過資本化股份溢價賬方式向於二零零七年九月十日名列本公司股東名冊上之股東發行 667,624,586 股新股，基準爲於二零零七年九月十日每持有五股現有已發行股份之股東將獲發行一股紅股股份。」

除上文所披露者外，本公司確認於中期報告所載之一切資料及數字在所有重大方面均爲正確。

上述錯誤並非故意作出，本公司對上述錯誤所引致之不便謹此致歉。

於本公佈日期，董事會成員包括:-

執行董事：
陳國強博士（主席）
Yap, Allan 博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
郭嘉立先生
潘國興先生
冼志輝先生

END

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零八年一月三十一日

* 僅供識別